

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Alex D'Amico
Chief Financial Officer
Trulieve Cannabis Corp.
6749 Ben Bostic Road
Quincy, FL 32351

> **Re: Trulieve Cannabis Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 000-56248**

Dear Alex D'Amico:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Life Sciences